Carrousel Capital Limited
203-205 Brompton Road
London SW3 1LA, UK
Tel: +44 20 7823 7070 Fax: +44 20 7823 7062
EXHIBIT M
February 21st, 2006
Robert J. Callander
Chairman of the Board
The Brazil Fund, Inc.
c/o Deutsche Investment Management Americas Inc.
345 Park Avenue
New York, New York 10154
Dear Mr Callander,
The Brazil Fund, Inc. (“the Fund”)
     We share your disappointment that the Board was unable to solicit a sufficient majority for the open ending proposal to succeed. However we feel that the Board is to blame for this. First, the Board failed to canvass stockholders prior to the announcement of the open ending proposal to establish whether the proposal had their support. Second, the Board appears to have believed, at the time that it announced the open ending, that the affirmative vote of the holders of only two thirds of the outstanding shares of common stock of the Fund was required for the open ending proposal to pass. If this had been the case then we believe that the proposal would have succeeded. It was not, and the proposal failed. In view of these factors we must advise you that the Board does not have our confidence and that it remains our intention to pursue the nominations that we have made for the purposes of the 2005 annual meeting when it is held in June 2006.
Sincerely yours

/s/ Bruno Sangle-Ferriere, CEO